                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  3 )*
                                             ---


                         CARRINGTON LABORATORIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 144525  10  2
        ---------------------------------------------------------------
                                (CUSIP Number)

                            Russell H. Harbaugh, Jr.
                          1300 Williams Center Tower I
                             One West Third Street
                                Tulsa, OK 74103
                                 (918) 584-1978
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 3, 1999
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 144525 10 2                                    PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THOMAS E. OXLEY
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             249,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          249,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        249,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        2.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





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-----------------------                                  ---------------------
  CUSIP NO. 144525 10 2                                    PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

                          Item 1. Security and Issuer
                          ---------------------------

     This Schedule 13D relates to the Common Stock, par value $.01 per share of Carrington Laboratories, Inc. (the "Company"), whose principal executive offices are located at 2001 Walnut Hill Lane, Irving, Texas 75038.


                        Item 2. Identity and Background
                        -------------------------------

     (a)  Name:    Thomas E. Oxley

     (b)  Business Address:  1305 Williams Center Tower I
                             One West Third Street
                             Tulsa, OK 74103

     (c) Present Principal Occupation: Mr. Oxley is an officer of Boca Polo, Inc., a Nevada corporation ("Boca Polo"), and is a private investor.

     (d) Mr. Oxley has not, during the last five years, been convicted in a criminal proceeding.

     (e) Mr. Oxley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:  U.S.A.

           Item 3. Source and Amount of Funds or Other Consideration
           ---------------------------------------------------------

     This Schedule 13D covers 249,500 shares of Common Stock held by Mr. Oxley as a Co-Executor of the estate of John T. Oxley (the "Oxley Estate").

     The shares of Common Stock currently held in the Oxley Estate were previously reported on the Schedule 13D of John T. Oxley, as amended from time to time.

                         Item 4. Purpose of Transaction
                         ------------------------------

     The shares of Common Stock reported to be owned by Mr. Oxley have all been acquired for investment purposes. With respect to the investment in the Common Stock, Mr. Oxley does not have any present intentions or plans which relate to or would result in:
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-----------------------                                  ---------------------
  CUSIP NO. 144525 10 2                                    PAGE 4 OF 7 PAGES
-----------------------                                  ---------------------

     (a) The acquisition of additional securities of the Company or the disposition of securities of the Company, other than additional shares which may be purchased from time to time on the open market or through private purchases solely for investment purposes;

     (b) An extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to those enumerated above.

                  Item 5. Interest in Securities of the Issuer
                  --------------------------------------------

     (a) By reason of his serving as a Co-Executor of the Oxley Estate, Mr. Oxley may be deemed to be the beneficial owner of 249,500 shares of Common Stock of the Company, representing approximately 2.7% of the outstanding shares of Common Stock (based on 9,357,564 shares of Common Stock reported as being outstanding on March 24, 1999). Pursuant to Rule 13d-4 promulgated under the Exchange Act, Mr. Oxley disclaims beneficial ownership of all shares of Common Stock held by the Oxley Estate.

     (b) Mr. Oxley has shared voting power and shared dispositive power with respect to the aggregate 249,500 shares held by the Oxley Estate.
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-----------------------                                  ---------------------
  CUSIP NO. 144525 10 2                                    PAGE 5 OF 7 PAGES
-----------------------                                  ---------------------

          With respect to the shares held by the Oxley Estate, Mr. Oxley shares voting and dispositive powers with John C. Oxley and Charles C. Killin. Certain information with respect to John C. Oxley and Mr. Killin is set forth below:

          (1)  John C. Oxley
               -------------

               (i)   Business Address:  1300 Williams Center Tower I
                                        One West Third Street
                                        Tulsa, Oklahoma  74103

               (ii) Present Principal Occupation: Mr. John Oxley is primarily engaged in the business of exploration, production and operation of oil and gas properties.

               (iii) Mr. John Oxley has not, during the last five years, been convicted in a criminal proceeding.

               (iv) Mr. John Oxley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (v)   Citizenship:  U.S.A.

          (2)  Charles C. Killin
               -----------------

               (i)   Business Address:  15 East 5th Street, Suite 3700
                                        Tulsa, OK 74103

               (ii) Present Principal Occupation: Mr. Killin is an attorney associated with the law firm Conner & Winters, A Professional Corporation, Tulsa, Oklahoma.

               (iii) Mr. Killin has not, during the last five years, been convicted in a criminal proceeding.

               (iv) Mr. Killin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction
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-----------------------                                  ---------------------
  CUSIP NO. 144525 10 2                                    PAGE 6 OF 7 PAGES
-----------------------                                  ---------------------


                     and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (v)    Citizenship:  U.S.A.

     (c) Since the most recent filing on Schedule 13D, the following shares of Common Stock were sold in the open market by the Oxley Estate:

Date of Sale    Number of Shares  Price Per Share
--------------  ----------------  ---------------

05/18/1999                 2,000         $ 2.9375
05/19/1999                 2,000         $  2.875
05/20/1999                 2,000         $  2.875
05/21/1999                 2,000         $ 2.9375
05/24/1999                 2,000         $3.03125
05/25/1999                 2,000         $   2.75
05/26/1999                   800         $   2.75
05/26/1999                 1,200         $2.78125
05/27/1999                 2,000         $  2.875
05/28/1999                 2,000         $2.96875
06/01/1999                   900         $   3.00
06/01/1999                 1,100         $ 2.9375


          Since the most recent filing on Schedule 13D, the following shares of Common Stock were sold by private sale by the Oxley Estate:

Date of Sale    Number of Shares  Price Per Share
--------------  ----------------  ---------------

06/03/1999                10,000            $3.00
06/03/1999                90,000            $3.00
06/03/1999               100,000            $3.00
06/03/1999                50,000            $3.00

        (d)  N/A

        (e)  June 3, 1999
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-----------------------                                  ---------------------
  CUSIP NO. 144525 10 2                                    PAGE 7 OF 7 PAGES
-----------------------                                  ---------------------

               Item 6. Contracts, Arrangements, Understandings or
               --------------------------------------------------
             Relationships with Respect to Securities of the Issuer
             ------------------------------------------------------

     None.

                   Item 7.  Material to be Filed as Exhibits
                   -----------------------------------------

     None.





                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        /s/ Thomas E. Oxley
                                      ---------------------------------------
                                             Thomas E. Oxley


Date:  June 3, 1999